FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of March 2008.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information furnished on this form:

EXHIBIT

Exhibit Number
1.	Nomura Reorganizes China Operations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: March 28, 2008

	By:	/s/ Toshio Hirota
Toshio Hirota
Executive Managing Director

Nomura Reorganizes China Operations

Tokyo, March 28, 2008—Nomura Holdings, Inc. today announced that it has established Nomura Corporate Advisory (Shanghai) Co., Ltd., a wholly-owned subsidiary based in Shanghai, China, to advise Japanese firms already operating in China or considering entering the Chinese market. In addition, Nomura Corporate Advisory (China) Co., Ltd., a wholly-owned subsidiary established in Beijing in 1993, will be dissolved.

The reorganization is in response to growing demand in Shanghai from Japanese companies seeking business consulting services and will allow Nomura to concentrate its management resources in Shanghai to provide its clients with a higher level of service.

In addition, the China-related M&A activities carried out by Nomura Corporate Advisory (China) will be taken over by the investment banking division of Nomura Holdings’ local subsidiary in Hong Kong.

As the first foreign investment bank to enter the Chinese Mainland back in 1982, Nomura has a long-standing commitment to business in China and has undertaken a wide range of operations including securities-related businesses and commercial real-estate projects in Beijing and Shanghai.

Outline of New Company

Name:	Nomura Corporate Advisory (Shanghai) Co., Ltd.
Registered Office:	706, 7F Shanghai Central Plaza, 381 Huai Hai Zhong Road, Shanghai, China
Business:	Consulting services
Date of Establishment:	March 18, 2008
Paid-in-Capital:	USD500,000
Shareholder:	Nomura Holdings, Inc. (100%)
Chairman:	Hiroyuki Suzuki
Legal Representative and President:	Koichi Shimizu

Outline of Company to be Dissolved

Name:	Nomura Corporate Advisory (China) Co., Ltd.
Registered Office:	1218, Beijing Fortune Building 5 Dongsanhuan Bei-lu, Chaoyang District Beijing, China
Business:	Corporate advisory services
Date of Establishment	December 30, 1993
Paid-in-Capital:	USD500,000
Shareholder:	Nomura Holdings, Inc. (100%)
Chairman:	Yuji Nakata
Reason for Dissolution:	Business reorganization
Schedule:	Due to be carried out upon completion of the relevant local legal procedures
Effect on Business Results:	Any impact on Nomura Holdings consolidated business results is expected to be negligible

Ends

For further information please contact:

Name	Company	Telephone
Kimiharu Suzuki	Nomura Holdings, Inc.	81-3-3278-0591

Michiyori Fujiwara	Group Corporate Communications Dept.

Notes to editors:

Nomura

Nomura is a leading financial services group and the preeminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs about 18,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through five business divisions: domestic retail, global markets, global investment banking, global merchant banking, and asset management. For further information about Nomura, please visit www.nomura.com.